5601 West Buckeye Road Phoenix, Arizona 85043 Tel (602) 269-2000 Fax (602) 269-8409 (800) 489-2000 www.knighttrans.com

November 15, 2011

VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3561
Washington, D.C. 20549-3561

Attention:  Ms. Linda Cvrkel, Branch Chief

Re:  Knight Transportation, Inc.
  Form 10-K for the year ended December 31, 2010
  Filed March 1, 2011 (the "Form 10-K")
  Definitive Proxy Statement on Schedule 14A
  Filed April 8, 2011 (the "Proxy Statement")
  File No. 001-32396

Dear Ms. Cvrkel:

This letter responds to your letter dated November 2, 2011, in which you set forth comments of the United States Securities and Exchange Commission (the "Commission"), Division of Corporation Finance's staff (the "Staff") relating to the financial statements and related disclosures included in the Form 10-K and Proxy Statement identified above.  For ease of reference, we have reproduced the Staff's comments in their entirety.

Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations Revenue and Expenses
Note 1. Organization and Summary of Significant Accounting Policies
b. Significant Accounting Policies, page F-7
Revenue Recognition, page F-10

SEC Comment:

1.
We note from the disclosure included on page F-10 that the Company recognizes revenue for both asset-based and non-asset-based operations on a gross basis. In light of the increasing amount of expense for purchased transportation during the periods presented in your financial statements, supplementally advise us and expand your disclosure in future filings, to provide an analysis of why you believe your recognition of revenue on a gross

United States Securities and Exchange Commission
Division of Corporation Finance
November 15, 2011

basis is appropriate in circumstances where the related services are performed by independent contractors, contracted carriers or other third parties.  Specifically discuss why you believe you are the primary obligor in such arrangements and explain why you believe gross revenue recognition is appropriate pursuant to the guidance in ASC 605-45. We may have further comment upon reviewing your response.

Response:

The Company believes recognizing revenue on a gross basis is appropriate in circumstances where independent contractors, contracted carriers, or third parties perform the related services (each a "Third Party").  These circumstances are similar to circumstances where the Company's assets are used to perform the services in that the Company maintains the relationship with the customers and contracts directly with them. The Company decides whether to utilize the assets of the Company or Third Parties to perform the services, and the rates charged to customers are set based on market conditions, and are not dependent on the amounts paid to drivers, independent contractors, contracted carriers, or third parties.

The Company considered indicators of gross revenue reporting described in ASC 605-45-45, Revenue Recognition – Other Presentation Matters, to determine appropriate reporting.  The accounting literature supports gross revenue reporting when it is evident the Company acts as a principal in the transactions. The Company based its determination upon the following indicators of gross revenue reporting provided in ASC 605-45-45:

•
The Company is the primary obligor as the Company is contractually obligated to provide services to the customers.  The Company is responsible for fulfillment, including the acceptability of the services purchased by the customers.

•	The Company has discretion in selecting the Third Party that will provide the services to the customers.

•
The Company bears the primary contractual risk of loss in the event of cargo claims by the customers and is directly responsible for any claims made by the customers regardless of who delivers the freight.

•
The Company has latitude in establishing prices for the services.  The Company has the ability to set the price in these arrangements based on market conditions as the Company separately negotiates the contracts with the customers. The fee arrangements with the Company's customers are for the full value of the services and are not cost-plus arrangements. The Company also bills customers directly.

•
The Company bears credit risk as the Company is responsible for payment to the Third Party for loads delivered upon proof of shipment, regardless of payment by customers. The Company is responsible for collection of amounts owed by customers and bears the risk of loss.

Furthermore, the Company also considered the following indicators of net revenue reporting described in ASC 605-45-45-15, and concluded none exist: the Third Party is not the primary obligor, the Third Party does not bear credit risk with respect to the Company's customers, and the amount earned by the Company is not fixed.

United States Securities and Exchange Commission
Division of Corporation Finance
November 15, 2011

The Company intends to include disclosure regarding revenue recognition within the Critical Accounting Policies and Estimates section of its Management's Discussion and Analysis of Financial Condition and Results of Operations for its Form 10-K for the year ending December 31, 2011, as well as its subsequent Form 10-K filings. The Company also intends to expand its disclosure regarding revenue recognition within the Note regarding Significant Accounting Policies in the Notes to Consolidated Financial Statements for its Form 10-K for the year ending December 31, 2011, as well as its subsequent Form 10-K filings. Such disclosures will include the following:

In accordance with ASC Topic 605-45 Revenue Recognition – Principal Agent Consideration, we account for revenue of our non-asset-based operations and revenue on freight transported by independent contractors within our asset-based operations on a gross basis because we are the primary obligor in the arrangements, we have the ability to establish prices, we have discretion in selecting the independent contractor or other third party that will perform the service, we have the risk of loss in the event of cargo claims, and we bear credit risk with customer payments.  Accordingly, all such revenue billed to customers is classified as operating revenue and all corresponding payments to carriers for transportation services we arrange in connection with brokerage and intermodal activities and to independent contractor providers of revenue equipment are classified as purchased transportation expense.

Definitive Proxy Statement on Schedule 14A
Continuing Directors, page 4

SEC Comment:

2.
Please confirm that in future filings you will discuss the specific experience, qualifications, attributes or skills that that led to the conclusion that each person should serve as a director. We note for example the disclosures regarding Gary J. Knight, G.D. Madden, and Kathryn L. Munro.

Response:

In future filings, the Company will discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that each person should serve as a director.

Certain Relationships and Related Transactions, page 29

SEC Comment:

3.
Please confirm that in future filings you will disclose the approximate dollar value of the amounts involved in each related transaction. We note for example your statement in the second paragraph that "[w]e also performed transportation services for US West Agriculture Exporters, LLC in the ordinary course of business and subject to usual trade terms."

Response:

In future filings, the Company will disclose the approximate dollar value of the amounts involved in each related transaction in accordance with Item 404 of Regulation S-K.

United States Securities and Exchange Commission
Division of Corporation Finance
November 15, 2011

SEC Comment:

4.
Please confirm that in future filings you will disclose the name of each related person and the basis on which each person is a related person. In this regard we note the disclosure in the third paragraph that "[d]uring 2010, we employed two individuals who were compensated in excess of $120,000 and are considered related persons under Item 404(a) of Regulation S-K."

Response:

In future filings, the Company will disclose the name of each related person and the basis on which each person is a related person in accordance with Item 404 of Regulation S-K.

SEC Comment:

5.
Please confirm that in future filings you will provide a Grants of plan-based awards table as required by Item 402(d) of Regulation S-K, or advise, as it appears that that your 2005 Executive Cash Bonus Plan is a non-equity incentive plan for which disclosure is required under Item 402(d)(2)(iii) of Regulation S-K. In this regard we note this plan provides a performance-based cash bonus opportunity, and we note the disclosure in the third to last column of your Summary Compensation Table.

Response:

In future filings, the Company will provide a Grants of Plan-Based Awards Table as required by Item 402(d) of Regulation S-K, including with respect to awards under the Company's 2005 Executive Cash Bonus Plan as a non-equity incentive plan.

In connection with the responses contained in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions about any of our responses or require any additional information, please contact me at (602) 606-6224 or by telecopy at (602) 606-6369.

Sincerely,

/s/ David A. Jackson
David A. Jackson
President and Chief Financial Officer

c:           Mr. Kevin P. Knight
      Mr. Mark A. Scudder